ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT dated as of August 1, 1996 (the "Agreement"), by and between GENERAL HOUSEWARES CORP., a Delaware corporation, with an address of 1536 Beech Street, Terre Haute, Indiana 47804 ("Seller") and WAGNERWARE CORPORATION, an Ohio corporation, with an address of 800 West Liberty Street, Medina, Ohio 44256 ("Buyer").

W I T N E S S E T H:

WHEREAS, Seller is desirous of selling certain of the tangible and intangible assets related to the manufacture and sale of cast iron and cast aluminum cookware ("Business") and having Buyer assume certain scheduled liabilities of the Business; and

WHEREAS, Buyer is desirous of purchasing such assets and assuming such liabilities on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and of the representations and warranties, covenants and agreements hereinafter made, the parties hereby agree as hereinafter set forth:

1.  PURCHASE AND SALE OF ASSETS:

1.1 Acquired Assets. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined), Seller shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer, and Buyer shall purchase and accept all of the assets (excluding the assets specifically set forth in Section 1.2 hereof) owned by Seller and used in connection with or related to the Business (collectively, such assets are referred to herein as the "Acquired Assets"), including without limitation:

(a) Machinery, Equipment, Furniture and Fixtures. All of the machinery, equipment, tooling, dies, patterns, molds, stampings, computers, software, furniture, fixtures, supplies and all other personal property not normally included in inventory, used or held for use in connection with the Business, wherever located, set forth on Schedule 1.1(a) hereto;

(b) Inventory. All of Seller's inventory used to produce cast iron and cast aluminum cookware (including raw materials, work-in-process, finished goods and parts) and supplies used or held for use in connection with the Business, wherever located;

(c) Books, Records, Drawings and Similar Property. All operating data, books and records of Seller which are necessary to the operation of the Business, wherever located, including, without limitation, customer lists, accounting and financial records, employee records, credit information, invoices, correspondence, engineering blueprints, drawings, designs, patterns, processes, sales and marketing materials, formulae, trade secrets and know-how, and other similar property and rights;

(d) Leases. All of Seller's right, title and interest in certain leases and any improvements thereon as set forth on
Schedule 1.1(d) hereto;

(e) Contracts. All oral and written contracts, purchase commitments and other agreements pertaining to the Business that are set forth on Schedule 1.1(e) hereto;

(f) Real Property and Improvements. All of Seller's right, title and interest in the real property and improvements listed on Schedule 1.1(f);

(g) Permits, Licenses and Authorizations. All governmental permits, licenses and authorizations of any kind whatsoever associated with the Business set forth on Schedule 1.1 (g) hereto; and

(h) Other Assets. All other assets owned by Seller, wherever located (but excluding the assets identified in Section 1.2 hereof) relating to the Business, existing at the Closing, of every kind and nature, whether or not carried on the books of Seller, as set forth on Schedule 1.1(h).

1.2 Certain Excluded Assets. Notwithstanding Section 1.1 hereof, Seller shall not sell or transfer, and Buyer shall not purchase or accept, the following assets of Seller (collectively, the "Excluded Assets"):

(a)  Cash;

(b) Any rights to receive refunds with respect to income taxes paid by or with respect to Seller;

(c) All of Seller's accounts receivable associated with the business;

(d) All right, title and interest to any employee benefit and pension plan, contracts or agreements relating to employees or former employees of Seller;

(e) All rights of Seller under this Agreement and the agreements and instruments delivered by Buyer pursuant hereto;

(f) Minute books, stock certificates, stock ledger, general ledger, check registers, sales journals, bank statements, payroll records, tax returns and all rights of Seller in and to the "Licensed Marks", the "Patent" and the "Products" (as such terms are defined in the license agreement attached hereto as Exhibit
C);

(g)  Motor vehicles;

(h) Any obligation, contract, commitment or other agreement relating to the Business not set forth or described in Sections
1.1 hereof, including that certain Trademark License Agreement dated November 22, 1993, by and between Seller and Innovation Group Ltd., the lease on the Sidney warehouse described in the Sublease attached hereto as Exhibit E and any agreement with the stockholders of Seller; and

(i) Security deposits and any prepaid insurance to extent policies are not assumed by Buyer.


2.  ASSUMPTION OF CERTAIN LIABILITIES:

2.1 Assumed Liabilities. Buyer shall assume and thereafter pay, perform or discharge when due the liabilities as described on the Schedule of Assumed Liabilities attached hereto as Schedule 2(a) (the "Assumed Liabilities") as of the Closing (except for any liability arising out of Seller's failure to perform its obligations thereunder to the extent such performance is due on or prior to the Closing). Buyer shall acquire the Acquired Assets free and clear of all liens, encumbrances, obligations and liabilities, except to the extent expressly assumed by Buyer or otherwise provided in or contemplated by this Agreement, as well as any and all liabilities that may arise after the Closing.

2.2 Buyer's Responsibility. Buyer shall have all responsibility to all creditors and all third parties and to Seller with respect to, and shall pay, discharge and perform when due the Assumed Liabilities. Buyer shall indemnify and hold Seller harmless from and against any and all costs, loss, liability (including reasonable attorneys' fees) arising from such obligations or liabilities. Buyer shall also be responsible for all liabilities and obligations incurred in connection with the operation of the Business after the date hereof, including liability for taxes relating to any period after the date hereof, and for any liability arising out of an Occurrence (as defined in Section 2.3
(d) hereof) which takes place after the date hereof. Real estate taxes on the real property included in the Acquired Assets (the "Real Property") will be prorated to August 1, 1996.

2.3 Non-Assumed Liabilities. Seller shall remain liable and responsible for the liabilities and obligations of the Business not specifically assumed by Buyer hereunder (collectively, the "Non-Assumed Liabilities"), including without limitation:

(a)  The contracts, commitments and agreements which are Excluded
Assets under Section 1.2 (h) hereof;

(b)  Liability for accrued vacation pay as of August 1, 1996;
(c) Post-retirement life, health and disability insurance benefits, including but not limited to those specified in Section
7.3 hereof;

(d) Liability for all actions, suits, claims, proceedings or investigations involving the Business which were either (i) instituted or asserted prior to the date hereof, including without limitation those listed on Schedules 5.4, 5.6 and 5.11
(a)(iii) and (iv) hereto, or (ii) arise out of any Occurrence (defined as of the date of injury, death, damage, loss or destruction of property giving rise to a claim) which takes place prior to the date hereof, including in each case all workers' compensation claims;

(e)  Liability for severance pay;

(f) Responsibility or liability associated with the "employee benefit plans" listed on Schedule 5.11(f); and

(g) All taxes relating to any period prior to the date hereof, including but not limited to, (i) federal, state and local income taxes and state or local income based franchise taxes, (ii) taxes relating to the real property prorated to the date hereof and
(iii) FICA and other sate or federal payroll taxes and withholding taxes.

3.  PURCHASE PRICE FOR THE ACQUIRED ASSETS.

The Purchase Price for the Acquired Assets will be Four Million Dollars ($4,000,000), payable by Buyer to Seller as follows: (a) One Million Dollars ($1,000,000) cash payable by wire transfer in immediately available funds delivered at the Closing to an account designated by the Seller in Section 4.2 and (b) a Promissory Note in the amount of Three Million Dollars ($3,000,000) delivered at the Closing, substantially in the form of Exhibit A (the "Promissory Note"), secured by a mortgage on the real property listed on Schedule 1.1(f) and a security interest in all other Acquired Assets. The purchase price will be reduced by an amount equal to the Book Value of any packaging inventory returned to Seller by Buyer, which amount will be set off against the final payment or payments due under the Promissory Note as more fully provided therein.

4.  CLOSING AND PAYMENT OF THE PURCHASE PRICE.

4.1 Closing. Subject to the satisfaction of the conditions precedent of Buyer and Seller set forth in Article 10 and Article 11, the Closing of the transactions contemplated hereby (the "Closing") shall be held at the offices of Vorys, Sater, Seymour and Pease in Columbus, Ohio, on August 16, 1996, to be effective as of August 1, 1996.

4.2 Payment of Purchase Price. At the Closing, Buyer shall deliver to Seller, against transfer of title to the Acquired Assets, the Purchase Price for the Acquired Assets by wire transfer the sum of One Million Dollars ($1,000,000) to the Seller's account at Harris Trust and Savings Bank, 111 West Monroe Street, Chicago, IL 60690, GHC Account #268-5600, Routing ABA #071 000 288 and delivery of the Promissory Note.

4.3 Transfer of Acquired Assets. At the Closing, Seller shall transfer to Buyer all right, title and interest in and to the Acquired Assets as provided herein. Said transfer shall be effected by the delivery to Buyer of fully executed bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, all in form and substance reasonably satisfactory to Buyer and its counsel.

4.4 Assumption of Liabilities. At the Closing, Buyer shall, upon the request of Seller, execute and deliver assumption of liabilities agreements, assuming and undertaking to perform and pay when due the Assumed Liabilities, and instruments granting security interests to Seller all in form and substance reasonably satisfactory to Seller and its counsel.

5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller represents and warrants as follows:

5.1 Organization and Qualification of Seller. Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware and it is duly authorized to do business in the State of Ohio. Seller has requisite corporate power and authority to own or lease all of its properties and assets relating to the Business and to conduct the Business in the manner and in the places where such properties are owned or leased or the Business is now conducted.

5.2 Authority of Seller. This Agreement and each of the agreements and other documents and instruments delivered or to be delivered to Buyer pursuant to, or as contemplated in this Agreement will constitute, when so delivered, the valid and binding obligations of Seller and shall be enforceable in accordance with their respective terms except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditor's rights generally and except as to the availability of equitable remedies. Upon approval of this Agreement and the transactions contemplated hereby by Seller's Board of Directors, the execution, delivery and performance of this Agreement and each of the agreements and other documents and instruments delivered or to be delivered to Buyer by Seller will have been duly authorized by all necessary action of Seller and will be within Seller's corporate powers.

Upon approval of this Agreement and the transactions contemplated hereby by Seller's Board of Directors, the execution, delivery and performance of this Agreement or any other agreement, document or instrument by Seller will not, with the passage of time, or the giving of notice, or both:

(a) result in a breach of, or constitute a default, or result in any right of termination, or other effect adverse to Seller or the Acquired Assets, under any indenture or loan or credit agreement of Seller, or any other agreement, lease or instrument to which Seller is a party or by which any of the Acquired Assets is bound or affected;

(b) result in, or require, the creation or imposition of any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance or claim of any nature whatsoever on the Acquired Assets;

(c) result in a violation of, or default under any law, rule, or regulation, or any order, writ, judgment, injunction, decree, determination or award now in effect having applicability to Seller or to the Acquired Assets;

(d) violate any provisions of the Certificate of Incorporation or By-Laws of Seller; or

(e) require any approval, consent or waiver of, or filing with, any person or entity, private or governmental other than the persons listed on Schedule 5.2(e) hereto.

5.3  Assets.

(a) Title. Seller owns all of the Acquired Assets, free and clear of all liens, pledges, mortgages, leases, security interests, options, or any other material encumbrances or imperfections of title, except for those items listed on the Schedule of Liens attached hereto as Schedule 5.3(a) and, as to Real Property, current taxes and assessments not yet due and payable and easements, conditions and restrictions contemplated by Section 7.4 hereof.

(b) Inventory. Finished goods, work-in-process, raw materials and component parts being acquired by Buyer will be usable and/or salable in the ordinary course of business.

5.4 Litigation. There is no action, suit, investigation or proceeding pending before any Court or governmental agency against Seller, and, to Seller's knowledge, there is no threatened action, suit, investigation or proceeding, including any bankruptcy proceeding against Seller, except as set forth on the Schedule of Litigation attached hereto as Schedule 5.4.

5.5 Leases. Attached hereto as Schedule 1.1(d) is a description of each lease (whether oral or written) which shall be assigned to and assumed by Buyer hereunder and under which Seller is the lessee of personal or real property. A true, correct and complete copy of each written lease identified in Schedule 1.1(d) has been delivered to Buyer, and Buyer hereby acknowledges such receipt. All rentals due under the leases have been paid and there exists no default under the terms of any such lease, and no event has occurred which, upon the passage of time or giving of notice, or both, would result in any event of default or prevent Seller from exercising and obtaining the benefits of any options or other rights contained therein. Seller has all right, title and interest of the lessee under the terms of each lease, free and clear of all encumbrances, and all such leases are valid and in full force and effect. None of the leases is terminable by the Lessor as a result of the transactions contemplated by this Agreement.

5.6 Contracts and Commitments. Schedule 1.1(e) hereto sets forth a true, complete and correct list of all of Seller's contracts which shall be assigned to and assumed by Buyer hereunder ("Contract(s)"). All such Contracts were made at arms' length and were not entered into with (a) any officer or director of Seller or (b) any entity which Seller controls or in which Seller has any direct or indirect interest. Each Contract is in full force and effect, and Seller is not in material default under any such Contract, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a material default thereunder, or cause the acceleration of any obligation of Seller, or result in the creation of any lien, charge or encumbrance whatsoever upon the Acquired Assets. Except as set forth on Schedule 5.6 hereto, no third party is in material default under any Contract made with Seller or any obligation owed to Seller, nor has any event occurred which, with the passage of time or giving of notice, or both, would constitute a material default thereunder or cause the acceleration of any obligation of Seller, or result in the creation of any lien, charge or encumbrance whatsoever upon the Acquired Assets.

5.7 Tax Matters. There are no tax liens upon or pending or, to the best of Seller's knowledge, threatened against Seller with respect to the Acquired Assets. Seller has made all withholdings and deposits of tax as required by federal, state or local laws.

5.8 Undisclosed Liabilities. Seller does not have, and will not have on the Closing, any liabilities or obligations of any kind or amount secured by the Acquired Assets, whether accrued, absolute, contingent or otherwise, except such as are being discharged at the Closing or assumed by Buyer. To the best of Seller's knowledge, except for the Assumed Liabilities or as otherwise disclosed in this Agreement or in the Schedules hereto, there are no liabilities of the Seller or any kind whatsoever, whether or not accrued or fixed, absolute or contingent, determined or determinable, nor is there any condition or circumstance existing or which has existed, and no event shall have occurred which could reasonably be expected to result in any such liability which is or could be binding upon or become a liability of the Buyer or upon the Acquired Assets.

5.9 Brokers or Finders. Seller shall be responsible for the fees of any broker or finder in connection with the sale of the Acquired Assets; provided, however, that such fees shall not exceed, in the aggregate, Four Hundred Thousand Dollars
($400,000).

5.10 Outside Contractors and Vendors. Schedule 1.1(h) hereto sets forth a true, complete and correct list of all persons other than Seller who have possession of any assets of Seller used or held for use in the Business, including vendors and contractors, with the assets and their locations set forth thereon.

5.11  Labor Matters.

(a)  With respect to the Business prior to the Closing:

(i) No present or former employee of Seller has any claim against Seller (whether under federal or state law, under any employee agreement or otherwise) on account of or for (A) overtime pay, other than overtime pay for the current payroll period, (B) wages or salaries (excluding wages or salaries for the current payroll period), (C) vacations, time off or pay in lieu of vacation or time off, or (D) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work, except as disclosed on Schedule 5.4;

(ii) No person or party (including, but not limited to, governmental agencies of any kind) has any claim, and there is no basis for any claim, against Seller arising out of any statute, ordinance or regulation relating to discrimination of employees or employment practices or occupational or safety and health standards;

(iii) There is not pending or, to the best of Seller's knowledge, threatened any labor dispute, strike or work stoppage involving Seller's employees, except as set forth on Schedule
5.11(a)(iii);

(iv) There is not pending or, to the best of Seller's knowledge, threatened any charge or complaint against Seller by or before the National Labor Relations Board or any representative thereof, or any comparable state agency or authority, except as set forth on Schedule 5.11(a)(iv);

(v) Seller has no employment agreements or other agreements that contain any severance or termination pay liabilities or obligations, nor any bonus, vacation, deferred compensation, profit-sharing, pension, retirement or other employee benefit plans affecting persons employed or retained by Seller, except as set forth on Schedule 5.11(a)(v) hereto;

(vi) Seller has made all required payments to the appropriate governmental authorities with respect to applicable unemployment compensation reserve accounts; and

(vii) Except as set forth on Schedule 5.11(a)(vii), no key employee has notified Seller that he or she intends to terminate his or her employment as a result of the transactions contemplated by this Agreement.

(b) Schedule 5.11(b) is a list of union contracts of the Seller with the employees of the business.

(c) Schedule 5.11(c) hereto is a list of all hourly paid employees employed by Seller, which list identifies each such person's primary responsibilities with the Business as of the date hereof and the hourly rate of compensation for each such employee.

(d) Schedule 5.11(d) hereto is a list of all salaried employees employed by Seller, which list identifies the current position of each such employee and the current rate of compensation for each such employee.

(e) Schedule 5.11(e) hereto is a list of the accrued vacation pay as of the date hereof for each employee of Seller.

(f) Each "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") established or maintained by Seller and which covers any of Seller's employees is listed on Schedule 5.11(f) hereto. Copies of each such employee benefit plan and the summary plan description thereof have been previously delivered to Buyer.

5.12 Environmental Matters. To the best of Seller's knowledge, there is no material chemical contamination on the facility or violation of applicable environmental laws other than as set forth on Schedule 5.12(a) or in the Phase I Environmental Site Assessment Report, dated June 1, 1989, and performed by Applied Environmental Technologies Corporation, attached hereto and incorporated herein as Schedule 5.12(b), except that Seller acknowledges that hazardous waste had been disposed of in the "on-site dump" referred to in the first paragraph of "6.0 Summary of Key Findings" in the report. Seller is in the process of performing a hazardous waste closure of the "on-site dump" pursuant to a Closure Plan approved by the Ohio Environmental Protection Agency.

5.13 Insurance. All insurance policies providing insurance coverage with respect to the Business, the Acquired Assets and employees of Seller are set forth on Schedule 5.13 hereto.

5.14 Financial Information. The financial information for the business previously provided by Seller to Buyer is consistent with the books and records of Seller with respect to the Business.

5.15 Compliance with Laws. Except as disclosed in this Agreement or the Schedules hereto, Seller has complied in all material respects with all laws, regulations, rules and orders of any governmental department or agency or any other commission, board, agency or instrumentality, federal, state or local, or other requirements of law affecting the Business and operations thereof, and Seller is not in default in any material respect under or in violation of any provision of any federal, state or local law, regulation, rule or order applicable to the Business.

5.16 Licenses and Rights. Seller possesses all franchises, licenses, easements, permits and other authorizations from governmental or regulatory authorities and from all other persons or entities that are necessary to permit it to engage in the Business as presently conducted in and at all locations and places where it is presently operating. Such franchises, licenses, permits and other authorizations are listed on Schedule 1.1(g).

5.17 Conduct of Business. The Acquired Assets, together with the rights granted or assigned by Seller to Buyer pursuant to this Agreement, the license agreement attached hereto as Exhibit C and the sublease attached hereto as Exhibit E constitute all of the assets necessary to the operation of the Business as presently conducted.

5.18  Product Safety.

(a) To Seller's current actual knowledge, without investigation, Seller has not been required to file any notification or other report with, or provide information to, the United States Consumer Product Safety Commission, or any product safety agency, commission, board or other body of any jurisdiction, concerning actual or potential hazards with respect to any product manufactured, distributed or sold by Seller as part of the Business being acquired by Buyer; and

(b) Seller has not made any knowing misrepresentation or knowingly furnished any information containing any material omission to any product safety testing laboratory or similar organization with respect to any product manufactured, distributed or sold by Seller as part of the Business being acquired by Buyer.

5.19 Real Property. To Seller's current actual knowledge, without investigation, with respect to the Real Property:

(a) Seller has adequate permanent rights of ingress to and egress from the Real Property;

(b) All water, sewer, gas, electric, telephone, drainage and other utility equipment, facilities and services required by law or necessary for the operation of the Real Property as it is now being operated are installed and connected pursuant to valid permits, are adequate to service the Real Property and are in operating condition; and no fact or condition exists which would result in the termination or impairment of the furnishing of service to the Real Property of water, sewer, gas, electric, telephone, drainage and other such utility services; and

(c) Seller has received no notice from any insurance carrier, nor does Seller have knowledge of, defects or inadequacies in the Real Property which, if not corrected, would result in termination of insurance coverage or increase in the costs thereof.

6.  REPRESENTATIONS AND WARRANTIES OF BUYER.

As of the date hereof and as of the Closing, Buyer represents and warrants as follows:

6.1 Organization of Buyer. Buyer is duly organized, validly existing and in good standing under the laws of the State of Ohio.

6.2 Authority of Buyer. This Agreement and each of the agreements and other documents and instruments delivered or to be delivered to Seller pursuant to or as contemplated in this Agreement will constitute, when so delivered, the valid and binding obligation of Buyer and shall be enforceable in accordance with their respective terms except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditor's rights generally and except as to the availability of equitable remedies. The execution, delivery and performance of this Agreement and each of the agreements, documents and instruments delivered or to be delivered to Seller by Buyer, have been duly authorized by all necessary corporate action of Buyer and are within Buyer's corporate powers. The execution, delivery and performance of this Agreement or any other agreement, document or instrument by Buyer does not and will not, with the passage of time, or the giving of notice, or both:

(a) result in a breach of, or constitute a default, or result in any right of termination, or other effect adverse to Buyer or the Acquired Assets, under any indenture or loan or credit agreement of Buyer or any other agreement, lease or instrument to which Buyer is a party;

(b) result in a violation of, or default under any law, rule, or regulation, or any order, writ, judgment, injunction, decree, determination or award now in effect having applicability to Buyer or to the Acquired Assets;

(c) violate any provisions of the Certificate of Incorporation or By-Laws of Buyer; or

(d) require any approval, consent or waiver of, or filing with, any person or entity, private or governmental.

6.3 Brokers or Finders. Buyer has not retained, employed or used any broker or finder in connection with the purchase of the Acquired Assets or in connection with the negotiation thereof.

7.  COVENANTS OF SELLER AND BUYER.

7.1 Management Prior to Closing. On the date hereof, Seller and Buyer will execute and deliver a Management Agreement in the form of Exhibit B hereto pursuant to which Buyer will manage the Business until the Closing. During such period, Buyer shall advise Seller of all material developments related to Buyer's management. Seller shall fully cooperate with Buyer in connection therewith. If this Agreement is terminated pursuant to Section 12.1, Seller shall reimburse Buyer for (i) preapproved capital expenditures as specified in the Management Agreement and
(ii) unreimbursed payments by Buyer in respect of any liability of Buyer which is not an Assumed Liability.

7.2 Pension Plans - Union Employees. Seller will continue to accrue pension benefits under its existing defined benefit pension plans under the agreements with the unions listed on
Schedule 5.11(b) until December 31, 1996, and then shall freeze the benefits for the employees covered by such union contracts as if the defined benefit pension plans were terminated on that date.

7.3 Post-Retirement Life, Health and Disability Insurance Benefits. Seller shall be liable for any post-retirement life, health and disability benefits for all employees who have left employment prior to the date hereof and who have met Seller's eligibility requirements for such benefits.

7.4 Title Insurance. Seller shall furnish, and Buyer shall pay for, an owner's title insurance commitment and policy in the amount of One Million Dollars ($1,000,000). The title evidence shall be certified within 30 days prior to Closing with endorsement as of 8:00 A.M. on the business day prior to the date of Closing, all in accordance with the standards of the Columbus Bar Association, and shall show in Seller marketable title in fee simple free and clear of all liens and encumbrances except; (a) those created by or assumed by Buyer; (b) those specifically set forth in this contract; (c) zoning ordinances; (d) legal highways; and (e) covenants, restrictions, conditions and easements of record which do not unreasonably interfere with present lawful use. Buyer shall pay any additional costs incurred in connection with mortgage insurance issued for the protection of Buyer's lender. If Buyer desires a survey, Buyer shall pay the cost thereof.

7.5 Notice of Breach by Seller. Seller covenants and agrees that, during the period from the date hereof through and including the Closing, to the extent Seller obtains knowledge that any of the representations or warranties contained in
Article 5 hereof would be incorrect in any respect were those representations or warranties made immediately after such knowledge was obtained, Seller shall notify Buyer in writing promptly of such fact and exercise its best efforts to remedy same.

7.6 Consummation of Agreement by Seller. Seller shall use its best efforts to satisfy all conditions to the Closing that are within its control to enable the transactions contemplated by this Agreement to be fully carried out.

7.7 Notice of Breach by Buyer. Buyer covenants and agrees that, during the period from the date hereof through and including the Closing, to the extent Buyer obtains knowledge that any of the representations or warranties contained in Articles 5 and 6 hereof would be incorrect in any respect were those representations or warranties made immediately after such knowledge was obtained, Buyer shall notify Seller in writing promptly of such fact and exercise its best efforts to remedy same.

7.8 Consummation of Agreement by Buyer. Buyer shall use its best efforts to satisfy all conditions to the Closing that are within its control to enable the transactions contemplated by this Agreement to be fully carried out.

7.9 Payment of Obligations Retained by Seller. Subject to its right to contest any debt or claim in good faith, Seller shall pay all obligations of the Business retained by it in accordance with reasonable business practice.

8. INDEMNIFICATION.

8.1 Indemnification by Seller. Subject to Section 8.5, Seller hereby agrees to defend, indemnify and hold Buyer and its officers, directors, shareholders, employees, and agents harmless from and against any damages, liabilities, losses and expenses (including, without limitation, reasonable attorneys' fees) of any kind or nature whatsoever which may be sustained or suffered by Buyer or its officers, directors, shareholders, employees and agents, arising out of, based upon or by reason of: (a) the operation of the Business prior to the date hereof; (b) the Non-Assumed Liabilities; (c) a breach of any representation or warranty, or a failure to perform any agreement or covenant, made by Seller in this Agreement or in any Exhibit, Schedule, certificate or other document delivered hereunder, or (d) any claim, action or proceeding asserted or instituted growing out of any matter or thing covered by such breached representations, warranties, agreements or covenants.

8.2 Indemnification by Buyer. Subject to Section 8.5, Buyer hereby agrees to defend, indemnify and hold Seller and its officers, directors, shareholders, employees and agents, harmless from and against any damages, liabilities, losses and expenses (including, without limitation, reasonable attorneys' fees) of any kind or nature whatsoever which may be sustained or suffered by Seller or its officers, directors, shareholders, employees and agents, arising out of, based upon, or by reason of: (a) the operation of the Business from and after the date hereof; (b) the Assumed Liabilities; (c) a breach of any representation or warranty, or a failure to perform any agreement or covenant, made by Buyer in this Agreement or in any Exhibit, Schedule, certificate or other document delivered hereunder, or (d) any claim, action or proceeding asserted or instituted growing out of any matter or thing covered by such breached representations, warranties, agreements or covenants.

8.3 Limitation on Claims. All claims pursuant to Section 8.1 for damages, liabilities, losses and expenses in the aggregate shall not exceed the sum of the Purchase Price payable pursuant hereto and the amounts payable pursuant to the License Agreement referred to in Section 9.5 hereof, it must be brought no later than one (1) year from Closing.

8.4 Notice Defense of Claims. Each party to this Agreement shall give prompt written notice to the other party of each claim for indemnification hereunder specifying the amount and nature of the claim, and of any matter which is likely to give rise to an indemnification claim. The indemnifying party has the right to control, at its expense, the defense of any such matter or its settlement. The indemnifying party will use its reasonable efforts to reach an expeditious resolution of any such matter. Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the indemnified party to collect such claims from the indemnifying party so long as such failure to so notify does not materially adversely affect the indemnifying party's ability to defend such claim against a third party. No indemnifying party, in the defense of any claim or litigation, shall, except with the consent of an indemnified party, which consent shall not be unreasonably withheld or delayed, consent to entry of any judgment or enter into any settlement by which such indemnified party is to be bound and which judgment or settlement does not include, as an unconditional term thereof, the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

8.5 Additional Indemnification for Environmental Remediation. Notwithstanding the limitations set forth in Section 8.3, Seller shall indemnify and hold harmless Buyer from and against any and all claims, actions, causes of action, costs, expenses, damages and other charges which Buyer incurs or is required to expend in relation to the cleanup or reduction or securing of contamination that existed on the real property being acquired as part of the Acquired Assets (the "Premises") on the day of Closing, including all lawful storage, treatment and/or disposal of removed contamination, Premises restoration following such activities, payment of natural resource and other damages (all of such activities being called "Remediation"), and all third party and professional costs, including engineering, consultant and attorneys' fees associated with or necessary in order to carry out such Remediation; PROVIDED, HOWEVER, that this indemnification shall be enforceable only with respect to expenditures incurred by Buyer as a result of Buyer being ordered to conduct such Remediation either by an agency or court of competent jurisdiction of either the State of Ohio or of the United States of America, or by both, and Seller shall not be required to indemnify Buyer for any expenditures made for any Remediation or partial Remediation conducted other than pursuant to such an order or orders. Buyer shall give Seller written notice of any written threat or proposal to issue an order for Remediation by any such governmental entity as soon as practicable but in any event within 30 days of Buyer's receipt of such order or threat or proposal for such order of Remediation (or such lesser period as shall be necessary to provide Seller an adequate opportunity to respond thereto) and at least 30 days before Buyer agrees to any such order. Buyer shall not be required to negotiate, contest, challenge or appeal any such order or proposed order, or part thereof, by any such governmental entity. However, if Seller wishes to negotiate, contest, challenge or appeal any such order or threat or proposal for such order of Remediation, it may do so at its sole risk and cost, and Buyer agrees to be named as a party and to sign whatever documents and take whatever actions are reasonable and necessary to assist Seller in such negotiation, contest, challenge or appeal, but Buyer shall be free without imperiling its right to enforce this indemnification to perform all lawful orders that have not been properly stayed. Seller's obligation to indemnify Buyer under this Section 8.5 shall terminate and be unenforceable from and after the tenth anniversary of the Closing, and from and after said tenth anniversary, Buyer shall indemnify Seller from and against all liability for such Remediation.

9.  MISCELLANEOUS COVENANTS AND AGREEMENTS OF SELLER AND OF
BUYER.

9.1 Consents of Third Parties. To the extent that any transfer or assignment of any contract, license, permit, or right to be transferred and assigned to Buyer as provided herein, shall require the consent of the other party thereto, or of any other person or governmental or other authority, this Agreement shall not constitute an agreement to assign the same if any attempted assignment would constitute a breach thereof or have any other adverse effect thereon. Seller agrees that it will use reasonable efforts before and after the Closing to obtain and deliver the consent of the other parties and the approvals of other persons or authorities, to the extent necessary, to the assignment of all such contracts, leases, licenses, permits, commitments or rights to Buyer. If such consent or approval is not obtained at the Closing and the Buyer elects to proceed with the Closing, Seller shall act as Buyer's agent, to the extent permissible under the applicable document, in order to obtain for Buyer the benefits thereunder, and Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer all benefits under any such contracts, licenses, leases,
commitments or rights.   Nothing herein shall be deemed a waiver
by Buyer of its right to receive at the Closing an effective assignment of all of the Acquired Assets unless it elects to proceed with the Closing.

9.2 Taxes, Assessments, and Charges. Each of Seller and Buyer shall be responsible for, and shall pay when due, any sales, use, transfer or stamp taxes which may be imposed on the sale of the Acquired Assets by a seller or buyer, respectively, as is customary in such transactions.

9.3 Warranty Program. Products manufactured by Seller as part of the Business being acquired by Buyer are subject to certain express and implied warranties. Buyer shall assume and pay, perform and discharge all warranty obligations of Seller; provided, however, that for a period of 18 months from and after the date hereof, Seller shall, upon receipt of evidence satisfactory to it of return of a product and shipment of a replacement product and Buyer's costs, reimburse Buyer the actual costs incurred by Buyer in satisfying the warranty. From and after the end of such 18 month period, Buyer shall be solely responsible for discharging all warranty claims arising out of the Business, regardless of the date of manufacture or sale of the product which is the subject of a warranty claim.

9.4 Settlement of Claims. Seller and Buyer agree that notwithstanding the responsibility of Seller therefor, it is advantageous to both of them to settle claims (other than warranty claims covered by Section 9.3 hereof) presented by trade customers within twelve (12) months after the date hereof arising out of products sold or services rendered prior to the date hereof in a manner satisfactory to the trade customers, and, in order to facilitate settlement of any claim, Buyer, upon providing written notice to Seller and if Seller does not object for valid reasons within five (5) business days after such notice is given, may use its best efforts to repay, replace or grant credit in respect of products sold or services rendered prior to the date hereof, and Seller will reimburse Buyer, within thirty
(30) days of demand upon Seller, for its incremental costs of producing such replacement products, and any reasonable out-of-pocket expenses incurred in making any such repairs or replacement or in granting any such credit. Claims presented by trade customers after 12 months shall be the sole responsibility of Buyer.

9.5 Sales Orders and Purchase Orders. At the Closing, Seller will furnish Buyer with a Schedule identified as Schedule 9.5 of the purchase orders and sales orders which are to be assigned to and paid or performed by Buyer after the Closing.

9.6 License Agreement. At the Closing, Seller and Buyer shall execute and deliver a License Agreement, in the form of Exhibit C hereto.

9.7 Purchase of Products from Buyer. Seller shall cause its subsidiary Chicago Cutlery etc., Inc., an Indiana corporation, to purchase, for a period of three years from and after the date of Closing, not less than One Million Dollars ($1,000,000) of products from Buyer at a purchase price equal to the lower of (a) Buyer's cost plus 30% or (b) Buyer's price, net of all allowances, to its lowest net-priced customer. Seller shall have the right to request and receive information establishing Buyer's cost or price to its lowest priced customer and shall have the right to audit Buyer's books and records to verify such information.

9.8  Support Services Agreement.  At the Closing, Seller and
Buyer will execute and deliver a Support Services Agreement in the form of Exhibit D hereto.

9.9 Sidney Warehouse Sublease. At the Closing, Seller and Buyer will execute and deliver a Sublease in the form of Exhibit E hereto.

9.10 Allocation of Purchase Price to Acquired Assets. The purchase price shall be allocated to the Acquired Assets as determined by Buyer, subject to the consent of Seller which shall not be unreasonably withheld.

9.11 Non-Exclusive License. Seller hereby grants to Buyer the non-exclusive right to use Seller's name and logo (Trademark Registration No. 1,140,402) in sales and marketing materials and invoices and other forms sold pursuant to Section 1.1(c), packaging sold pursuant to Section 1.1(b) and cast iron and cast aluminum cookware sold pursuant to Section 1.1(b) or manufactured and sold by Buyer from and after the Closing for the period of one year from the date of the Closing. From and after the first anniversary of the Closing, Buyer shall not use Seller's name or logo in any manner whatsoever.

9.12 Covenant Not to Compete. Except as provided in Section 9.7, Seller agrees that, for a period of five years from and after the Closing, it will not engage in the manufacture or sale of heavy gauge cast aluminum cookware, heavy gauge anodized aluminum cookware or cast iron cookware. For purpose of this section, "heavy gauge" means ten gauge or heavier.

10.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER TO CLOSE.

The obligation of Buyer to purchase the Acquired Assets as contemplated hereby and to perform its other obligations hereunder to be performed on or after the Closing, shall be subject to the fulfillment, on or prior to the Closing, unless otherwise waived in writing by Buyer, of the following conditions:
10.1 Financing. Buyer shall have obtained financing of the transaction contemplated by this Agreement on commercially reasonable terms customary for such transactions.

10.2 Representations and Warranties. The representations and warranties of Seller set forth in Sections 5.1 and 5.2 hereof shall be true and correct in all material respects at the Closing as if made on and as of such date, and Buyer shall have received a certificate to such effect, executed by the President or any Vice President of Seller, dated as of the date of Closing, in form reasonably satisfactory to Buyer and its counsel.

10.3 Performance of Covenants. Seller shall have performed all of its obligations contained in this Agreement to be performed on or prior to the Closing, and Buyer shall have received a certificate to such effect, executed by the President or any Vice President of Seller, dated as of the Closing, in form reasonably satisfactory to Buyer and its counsel.

10.4 Threatened or Pending Proceedings. No proceedings shall have been initiated or threatened by any governmental department, commission, bureau, board, agency or instrumentality or any other bona fide third party seeking to enjoin or otherwise restrain or to obtain an award for damages in connection with the consummation of the transactions contemplated hereby.

10.5 Corporate Action. All corporate action necessary to authorize (a) the execution, delivery and performance by Seller of this Agreement and any other agreements or instruments contemplated hereby to which Seller is a party and (b) the consummation of the transactions and performance of Seller's other obligations contemplated hereby and thereby, shall have been duly and validly taken by the Board of Directors of Seller, and Buyer shall have been furnished with copies of all applicable resolutions, certified by the Secretary or Assistant Secretary of Seller.

10.6 Delivery of Certificates and Documents to Buyer. Seller shall have delivered, or caused to be delivered, to Buyer the certificates as to the legal existence and good standing of Seller issued by the Secretary of State of the State of Delaware.

10.7 Additional Agreements. Seller shall have executed and delivered to Buyer the License Agreement, in the form of Exhibit
C hereto, the Support Services Agreement in the form of Exhibit D hereto and the Sublease in the form of Exhibit E hereto.

10.8 Deed. Seller shall convey to Buyer marketable title in fee simple to the Real Property by transferable and recordable general warranty deed, free and clear of all liens and encumbrances not excepted by this contract.

10.9 Legal Opinion. Buyer shall have received the written opinion of Raymond J. Kulla, Esq., counsel to Seller, dated as of the Closing, in substantially the form of Exhibit F hereto.

10.10 Consents. Seller shall have received the approvals, consents and authorizations of all third persons and governmental agencies necessary for the sale and transfer of the Acquired
Assets to Buyer.

10.11 Releases. Seller shall have received and delivered to Buyer releases of all liens on the Acquired Assets.

11.  CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER TO CLOSE.

The obligation of Seller to sell the Acquired Assets as contemplated hereby, and to perform its other obligations hereunder to be performed on or after the Closing, shall be subject to the fulfillment, on or prior to the Closing, unless otherwise waived in writing by Seller, of the following conditions:

11.1 Representations and Warranties. The representations and warranties of Buyer set forth in Article 6 hereof shall be true and correct in all material respects on the Closing as if made on and as of such date, and Seller shall have received a certificate to such effect, executed by the President or any Vice President of Buyer, dated as of the Closing, in form reasonably satisfactory to Seller and its counsel.

11.2 Performance of Covenants. Buyer shall have performed all of its obligations contained in this Agreement to be performed on or prior to the Closing, and Seller shall have received a certificate to such effect, executed by the President or any Vice President of Buyer, dated as of the Closing, in form reasonably satisfactory to Seller and its counsel.

11.3 Threatened or Pending Proceedings. No proceedings shall have been initiated or threatened by any governmental department, commission, bureau, board, agency or instrumentality or any other bona fide third party seeking to enjoin or otherwise restrain or to obtain an award for damages in connection with the consummation of the transactions contemplated hereby.

11.4 Corporate Action. All corporate action, necessary to authorize (a) the execution, delivery and performance by Buyer or Seller of this Agreement and any other agreements or instruments contemplated hereby to which Buyer or Seller is a party and (b) the consummation of the transactions and performance of Buyer's and Seller's other obligations contemplated hereby and thereby, shall have been duly and validly taken by Buyer and Seller, and Seller shall have been furnished with copies of all applicable resolutions adopted by the Board of Directors or the Executive Committee of Buyer, certified by the Secretary or Assistant Secretary of Buyer.

11.5 Delivery of Certificates and Documents to Seller. Buyer shall have delivered, or caused to be delivered, to Seller certificates as to the legal existence and good standing of Buyer issued by the Secretary of State of the State of Ohio.

11.6 Additional Agreements. Buyer and its affiliated purchaser, if any, under Section 13.11 hereof shall have executed and delivered to Seller the License Agreement, in the form of Exhibit
C hereto, the Support Services Agreement in the form of Exhibit D hereto, the Sublease in the form of Exhibit E hereto and instruments evidencing the liens, mortgages and security interests securing the Promissory Note.

11.7 Legal Opinion. Seller shall have received the written opinion of Persky, Shapiro, Salim, Esper, Arnoff & Nolfi Co. LPA, counsel to Buyer, dated as of the Closing, in form and substance reasonably acceptable to Seller and its counsel.

11.8 Consents. Buyer shall have received the approvals, consents and authorizations of all third parties and governmental agencies necessary for the purchase and transfer of the Acquired
Assets to Buyer.

12.  TERMINATION OF AGREEMENT.

12.1 Termination. At any time prior to the Closing, this Agreement may be terminated (a) by the written consent of Buyer and Seller, (b) by Seller if there has been a material misrepresentation, breach of warranty or breach of covenant by Buyer in its representations, warranties and covenants set forth herein, (c) by Buyer, after giving Seller written notice thereof and providing Seller with thirty (30) days within which to cure such matter, if there has been a material misrepresentation, breach of warranty or breach of covenant by Seller in its representations, warranties and covenants set forth herein, (d) by Seller if the conditions stated in Article 11 have not been satisfied at or prior to the Closing or (e) by Buyer if the conditions stated in Article 10 have not been satisfied at or prior to the Closing.

12.2 Effect of Termination. If this Agreement shall be terminated as provided in Section 12.1, or as provided in Section
12.4 below, all obligations of the parties hereunder shall terminate without liability of any party to the other; provided, however, such termination shall not affect the rights and obligations of the parties under the Management Agreement attached hereto as Exhibit B.

12.3 Right to Proceed. Anything in this Agreement to the contrary notwithstanding, if any of the conditions specified in
Article 10 hereof have not been satisfied at or prior to the Closing, Buyer shall have the right to proceed with the transactions contemplated hereby without waiving any of its rights hereunder; and if any of the conditions specified in
Article 11 hereof have not been satisfied at or prior to the Closing, Seller shall have the right to proceed with the transactions contemplated hereby without waiving any of its rights hereunder.

12.4 Automatic Termination. This Agreement and the transactions contemplated hereby shall automatically terminate on August 16, 1996 if the Closing does not occur on or prior to that date; provided, however, nothing herein shall be deemed to limit or otherwise affect the liability of any party hereto whose default hereunder has caused the Closing not to have occurred by such date.

13.  MISCELLANEOUS.

13.1 Expenses. Buyer and Seller shall each pay the fees and expenses of their respective representatives and legal counsel incurred in connection with the transactions contemplated by this Agreement.

13.2 Risk of Loss. All risk of loss with respect to the Acquired Assets between the date hereof and the Closing shall be upon Buyer.

13.3 Notices. Any demand, notice or other communication required or permitted under or in connection with the transactions contemplated by this Agreement shall be in writing and shall be deemed to be effective when delivered in person, by facsimile transmission, overnight carrier or deposited in the United States mail and sent by certified or registered mail, return receipt requested, postage prepaid, addressed as follows (or to such other address as may be provided by the party to be notified on ten days prior written notice to the other party hereto):

To Seller:          General Housewares Corp.
                    1536 Beech Street
                    P. O. Box 4066
                    Terre Haute, IN 47804
                    Attn: Paul A. Saxton, President

                    With a copy to:

                    Raymond J. Kulla, Esq.
                    General Housewares Corp.
                    1536 Beech Street
                    Terre Haute, IN 47804

To Buyer:           Peter J. Slyman, President
                    Wagnerware Corporation
                    800 West Liberty Street
                    Medina, OH  44256

                    With a copy to:

                    Thomas Esper
                    Persky, Shapiro, Salim, Esper, Arnoff & Nolfi
                    Co. LPA
                    1410 Terminal Tower
                    Cleveland, OH  44113

13.4 Governing Law. This Agreement shall in all respects be enforced, interpreted and construed in accordance with and governed by the laws of the State of Ohio.

13.5 Waiver. Except as set forth in Section 8.3, the failure of any party hereto at any time or times hereafter to exercise any right, power, privilege or remedy hereunder or to require strict performance by the other or another party of any of the provisions, terms or conditions contained in this Agreement or in any other document, instrument or agreement contemplated hereby or delivered in connection herewith shall not waive, affect, or diminish any right, power, privilege or remedy of such party at any time or times thereafter to demand strict performance thereof; and no rights of any party hereto shall be deemed to have been waived by any act or knowledge of such party, or any of its agents, officers or employees, unless such waiver is contained in an instrument in writing, signed by such party. No waiver by any party hereto of any of its rights on any one occasion shall operate as a waiver of any other of its rights or any of its rights on a future occasion.

13.6 Section Headings. The section headings in this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement or to alter or affect any provisions, terms or conditions contained herein.

13.7 Exhibits and Schedules. Any Exhibits and/or Schedules referenced herein shall be deemed to be attached hereto and made a part hereof. All references herein to this Agreement shall include all Schedules, Exhibits, certificates and other documents required to be delivered hereunder.

13.8 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

13.9 Entire Understanding. This Agreement contains the entire understanding between the parties hereto with respect to the transactions contemplated hereby, and such understanding shall not be modified except in writing signed by or on behalf of the parties hereto.

13.10 Binding Effect. This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective successors and assigns. This Agreement is not intended to, nor shall it, create any rights in any other party.

13.11 Assignability. Neither this Agreement nor any rights or obligations hereunder are assignable by Seller or Buyer except
Buyer may assign its right to purchase the real property identified on Schedule 1.1(f) to an affiliate of Buyer, provided the affiliate unconditionally guarantees and secures the obligations of Buyer under this Agreement.

13.12 Remedies. Neither Seller nor Buyer waives any right or remedy available to it to enforce this Agreement or to seek damages for the breach of the representations and warranties contained herein except to the extent that such right or remedy is specifically waived or limited in this Agreement.

13.13 Best Knowledge of Seller. The term "best of Seller's knowledge" means knowledge of the Executive Officers of Seller of such circumstances as would ordinarily lead on investigation, in the exercise of reasonable diligence, to a knowledge of the actual facts.

13.14 Access to Records. Subsequent to Closing, Seller shall maintain in its possession, and intact, all records not delivered to Buyer pursuant hereto and relating to the Business created at or prior to the Closing for a period of five (5) years. After the Closing, Buyer shall have access during normal business hours to all such records, upon reasonable request therefore, and may from time to time copy any such records as Buyer sees fit.
Seller may, at its option, during such five (5) year period, deliver any of such records to Buyer. For a period of five (5) years after Closing, Seller shall have reasonable access to records delivered to Buyer hereunder after having identified a business necessity for such access, such as the preparation of tax returns.

13.15 Counterparts. This Agreement may be signed in any number of counterparts each of which shall be deemed to be an original and all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the day and year first written above.

                              SELLER:

                              GENERAL HOUSEWARES CORP.

                              By:/s/ Paul A. Saxton

                              Name:  Paul A. Saxton
                              Title: President

                              BUYER:

                              WAGNERWARE CORPORATION

                              By:/s/ Peter J. Slyman

                              Name: Peter J. Slyman
                              Title:  President